                                                                 1-13332
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                                                                 SEC FILE NUMBER

                                                                 126925106
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                                                                 CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: June 30, 2002
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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________________________________________________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION


Cabletel Communications Corp.
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Full Name of Registrant


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Former Name if Applicable

230 Travail Rd.
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Address of Principal Executive Office (Street and Number)

Markham, Ontario, Canada L3S 3J1
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]         (a)     The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[x]         (b)     The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)     The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Due to unanticipated delays in the collection and compilation of the information relating to certain subsequent events required for the preparation of the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2002, the registrant is unable to file its Form 10-Q for the quarter ended June 30, 2002 within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ron Eilath                (905)             475-1030
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         (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).             [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [x] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

Attachment A

Inclusive of certain write-offs described below, for the three months ended June 30, 2002, the registrant incurred a net loss of $674,154 compared to a net loss of $91,906 for the three months ended June 30, 2001. Basic and fully diluted loss per share was $0.09 for the three months ended June 30, 2002 compared to basic and fully diluted loss per share of $0.01 for the three months ended June 30, 2001. Inclusive of the write-offs described below, for the six months ended June 30, 2002, net loss was $613,203 compared to a net loss of $306,820 for the six months ended June 30, 2001. Basic and fully diluted loss per share was $0.09 for the six months ended June 30, 2002 compared to basic and fully diluted loss per share of $0.04 for the six months ended June 30, 2001.

The second quarter results include a write-off of other assets in the amount of $604,809 related to an amount owed to the Company by Allied Wire and Cable Ltd. For a number of months, the registrant and Allied had been in negotiations about restructuring their previously announced transaction on terms that would have applied the foregoing amounts to the net purchase price that would have been paid by the registrant for Allied's business. The registrant has determined that it is not in its best interest to continue to pursue the acquisition and to write off the amounts owed by Allied to the registrant. In addition, the Company has also written off Allied's current receivable in the amount of $99,273.

Also included in the second quarter results is a one time non-cash item amounting to $164,000 related to the issuance of warrants in connection with a settlement of debt with a major supplier.

                          Cabletel Communications Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  August 14, 2002             By: /s/Ron Eilath
              ---                      ----------------------------------
                                       Ron Eilath
                                       Chief Financial Officer, Secretary and
                                       Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

           -------------------------ATTENTION-------------------------

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).